SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: February 28, 2025

List of Materials

Documents attached hereto:

Issues of the Forty-second and Forty-third Series of Unsecured Bonds

February 28, 2025

Sony Group Corporation

Issues of the Forty-second and Forty-third Series of Unsecured Bonds

Tokyo, February 28, 2025 -- Sony Group Corporation (the “Corporation”) announced today that it has determined the final terms of two tranches of unsecured straight bonds in the total principal amount of 110.0 billion yen. The bonds will be issued in Japan under the Corporation’s domestic bond shelf registration for public offerings in Japan (the unused aggregate principal amount under the shelf registration, before taking into account the issuance of these two tranches, is 150.0 billion yen and the shelf registration’s period of effectiveness ends on December 22, 2025).

1.	Name of the bonds	Sony Group Corporation unsecured bonds
		The forty-second	The forty-third
2.	Total amount of issue:	60.0 billion yen	50.0 billion yen
3.	Denomination of each bond:	100 million yen
4.	Interest rate:	1.272% per annum	1.709% per annum
5.	Issue price:	100% of the principal amount
6.	Redemption price:	100% of the principal amount
7.	Maturity date:	March 6, 2030	March 6, 2035
8.	Interest payment dates:	March 20 and September 20 of each year
9.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
10.	Ratings:	“AA-” from Rating and Investment Information, Inc. (R&I) and “AA” from Japan Credit Rating Agency, Ltd. (JCR)
11.	Use of proceeds:	The repayment of debt.

Note: This press release is intended as general information regarding Sony Group Corporation’s issuance of unsecured straight bonds and does not constitute, or form a part of, an offer of securities for sale in the United States or Canada or any jurisdiction where it is unlawful to do so. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any jurisdiction other than Japan, and the securities may not be offered or sold in the United States or to, or for the benefit of, a U.S. person (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act or offered or sold in any other jurisdiction absent compliance with applicable securities laws.